FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS AND COMPANY SECRETARY

In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited ("the Listing Requirements") we
hereby advise that Messrs DN Murray, K Ansah, RL Pennant-Rea,
directors of Gold Fields Limited have exercised Restricted Shares
which were issued to them in terms of the Gold Fields Limited
2005 Non Executive Share Plan.
Mr C Farrel, Company Secretary of Gold Fields Limited has
exercised Share Options which were issued to him in terms of
The GF Management Incentive Scheme, as amended and Share
Appreciation Rights ("SARS") which were issued to him in terms of
The Gold Fields Limited 2005 Share Plan.

Details or the transactions are set out below.

SARS are allocated at the volume weighted average price of Gold
Fields shares over the 20 trading days preceding the Grant Date.
SARS vest after three years and participants have a further three
years in which to exercise the SARS. The value of the SARS which
a participant may exercise will be the difference between the
Fair Market Value at date of exercise and the Fair Market Value
on the allocation date.

SHARE OPTIONS are offered at a strike price, with a third of the
total share option grant vesting upon the second, third and
fourth anniversaries of the grant date. The vested options can be
exercised before the expiry date which is seven years from the
grant date. The value of the Options which a participant may
exercise will be the difference between the Share price at the
date of exercise and the Strike price on the allocation date.

Details of the transaction are set out below:

	Mr K Ansah
Nature of transaction	On market sale of shares
Transaction Date	23 November 2011
Number of Shares	5 000
Class of Security	Ordinary shares
Price per Share	R132.0200
Total Value	R660,100.00
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

	Mr RL Pennant-Rea
Nature of transaction	On market sale of shares
Transaction Date	24 November 2011
Number of Shares	2 153
Class of Security	Ordinary shares
Price per Share	R132.4732
Total Value	R285.214.80
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

	Mr RL Pennant-Rea
Nature of transaction	Off market acquisition of shares
Transaction Date	24 November 2011
Number of Shares	2847
Class of Security	Ordinary shares
Price per Share	R132.4732
Total Value	R377,151.20
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

	Mr DN Murray
Nature of transaction	On market sale of shares
Transaction Date	24 November 2011
Number of Shares	5 000
Class of Security	Ordinary shares
Price per Share	R133.6207
Total Value	R668,103.50
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

	Mr C Farrel
Nature of transaction	On market sale of shares/Off market exercise of SARS in terms of the Scheme.
Transaction Date	23 November 2011
Number of Shares/Options	192
Class of Security	Ordinary Shares
Strike price per share option	R125.28
Market price per share	R132.2000
Total Value	R25,382.40
Vesting Period	SARS vest after three years and participants have a further three years in which to exercise the SARS.
Nature of interest	Direct and Beneficial

	Mr C Farrel
Nature of transaction	On market sale of shares/Off market exercised of options in terms of the above scheme
Transaction Date	23 November 2011
Number of Shares/Options	9466
Class of Security	Ordinary Shares
Strike price per share option	R73.80
Market price per share	132.2000
Total Value	R1,251,405.20
Total proceeds	R552,814.40
Vesting Period	A third of the total share option grant vests upon the second, third and fourth anniversaries of the grant date and the options expire seven years from grant date.
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

25 November 2011
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 28 November 2011

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs